Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2017

FOURTH QUARTER AND YEAR-END RESULTS

HONG KONG —June 29, 2017 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal fourth quarter and year ended March 31, 2017 — reflecting modest profitability for both periods despite a challenging operating environment in China and investments to support future growth.

Net income for the fiscal fourth quarter was $219,000, or $0.06 per diluted share, compared with $215,000, or $0.06 per diluted share, in the same quarter a year ago. Net sales for the same period were $4.7 million compared with $5.2 million a year ago.

Net income for fiscal 2017 was $527,000, or $0.14 per diluted share, compared with $1.25 million, or $0.33 per diluted share, a year earlier. Net sales for fiscal 2017 were $19.6 million compared with $22.9 million a year ago – reflecting a strategic focus on eliminating low-profit margin business and reduced sales attributable to certain customers not accepting price increases. Results were also heavily impacted by one-time expenses and production time losses related to the relocation of heavy machinery and equipment between buildings at the company’s facilities in China and the relocation of certain equipment to Myanmar.

“Results for fiscal 2017 reflect improvement in operational margins, which benefitted from acceptance of price increases from some customers and the elimination of low-margin business, as noted above. We continued to make progress in streamlining our OEM business, which includes greater utilization of automation equipment in China and increasing utilization of our Myanmar subsidiary. In addition, we continued to strengthen our internal technology in fiscal 2017 to support innovation and future growth,” said Roland Kohl, chairman, president and chief executive officer.

He noted that the company’s expansion in Myanmar is becoming more attractive to the company’s existing and prospective customers due to the economic impact of escalating operational costs in China. “Nonetheless, the timing of business we expect to transition to our operations in Myanmar depends on a variety of factors and may continue to impact quarterly results due to higher or lower sales contributions, but we remain optimistic about our future growth prospects,” Kohl added.

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Highway Holdings Ltd.

Gross profit as a percentage of sales improved in fiscal 2017 to 28.4 percent from 25.8 percent a year earlier — attributable to pricing adjustments to customers and products mix, despite higher labor costs and increased costs of operating in China.

Selling, general and administrative expenses increased for fiscal 2017 compared with a year ago, due, in part, to the company’s expansion of its sales team to support new business activities; expenses related to relocating heavy equipment, as mentioned above; and, expenses related to the deployment of automation equipment to reduce production costs in China. Selling, general and administrative expenses as a percentage of net sales increased to 24.5 percent in fiscal 2017 from 19.2 percent in fiscal 2016.

Currency exchange rates slightly negatively affected the company’s net income for fiscal 2017. The company realized a currency exchange loss of $19,000 compared with a currency exchange loss of $21,000 a year ago, mainly due to weakness of the RMB. The company traditionally does not undertake any currency hedging transactions.

Kohl noted that the company’s balance sheet remains strong, despite dividend payments made in fiscal 2017 — representing an aggregate of $0.30 per share. Total current assets at March 31, 2017 were $16.4 million, with working capital of $10.2 million and a current ratio of 2.6:1. Total cash was $10 million, or $2.64 per diluted share, exceeding all current and long-term liabilities combined by $3.8 million.

Kohl highlighted the company’s total shareholders’ equity of $11.3 million at March 31, 2017 — representing approximately $2.97 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers — from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, with manufacturing and assembly facilities located in Shenzhen in the People’s Republic of China and Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31,		March 31,
	(Unaudited)		(Audited)

	2017	2016	2017	2016

Net sales	$4,720	$5,248	$19,603	$22,935
Cost of sales	3,081	3,812	14,033	17,007
Gross profit	1,639	1,436	5,570	5,928
Selling, general and administrative expenses	1,299	1,108	4,809	4,412

Operating income	340	328	761	1,516

Non-operating items

Exchange (loss) gain, net	34	(1)	(19)	(21)
Interest income	4	2	8	10
Gain on disposal of assets	-	-	0	0
Other income / (expenses)	(1)	0	11	2

Total non-operating income	37	1	(0)	(9)

Share of profits (loss) of equity investee	-	-	-	-
Income before income tax and non-controlling Interest	377	329	761	1,507
Income taxes credit (expense)	(156)	(112)	(236)	(243)
Net Income before non-controlling interests	221	217	525	1,264

Less Net gain / (loss) attributable to non-controlling Interests	2	2	(2)	13
Net Income attributable to Highway Holdings Limited shareholders	$219	$215	$527	$1,251

Net Income per share:
Basic	$0.06	$0.06	$0.14	$0.33
Diluted	$0.06	$0.06	$0.14	$0.33

Weighted average number of shares outstanding:
Basic	3,802	3,802	3,802	3,802
Diluted	3,802	3,802	3,802	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2017	2016
Current assets:
Cash and cash equivalents	$10,028	$9,140
Accounts receivable, net of doubtful accounts	3,403	4,321
Inventories	2,265	1,425
Prepaid expenses and other current assets	714	844
Total current assets	16,410	15,730

Property, plant and equipment, (net)	954	1,121
Goodwill	77	77
Long-term deposits	111	111
Investments in equity method investees	-	-
-Total assets	$17,552	$17,039

Current liabilities:
Accounts payable	$2,391	$1,307
Accrual expenses and other liabilities	3,053	2,789
Income tax payable	328	440
Dividend payable	438	537
Total current liabilities	6,210	5,073
Deferred income taxes	32	32
Total liabilities	6,242	5,105

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	13	512
Treasury shares, at cost – 5,049 shares as of March 31, 2017 and 2016	(14)	(14)
Accumulated other comprehensive income	(136)	(34)
Total Highway Holdings Limited shareholders’ equity	11,271	11,872
Non-controlling interest	39	62
Total Equity	11,310	11,934
Total liabilities and shareholders' equity	$17,552	$17,039